Allianz Life Insurance Company of North America
John S. Kreighbaum
Senior Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-6455
scott.kreighbaum@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING
VIA EDGAR
September 12, 2016
Re: Allianz Life Insurance Company of North America and Allianz Life Variable Account B (SEC File No. 811-05618)
Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C (SEC File No. 811-05716)
Rule 485(a) Amendment to Registration Statement No.	( '33 Act) Post-Effective Amendment No.	('40 Act) Amendment No.
333-182987	15	450
333-182989	12	451
333-139701	47	452
333-171427	25	453
333-169265	24	454
333-182990	15	231
333-143195	48	232
333-171428	27	233
We received oral comments from you on August 31, 2016 with respect to Registrant's above-referenced Post-Effective Amendments to Registration Statements 333-182987, 333-139701 and 333-171427. This letter responds to those comments.
Attached to this letter are pages from the prospectus for the Allianz Vision Variable Annuity for contracts issued on or after April 29, 2013 (333-182987) and the Allianz Vision Variable Annuity for contracts issued on or before April 26, 2013 (333-139701 and 333-171427) redlined against the courtesy copy of the prospectus we sent you on July 19, 2016, revised to respond to your comments on these filings. We made conforming changes to the prospectuses of the other registrations referenced above where appropriate.
For the convenience of the staff in reviewing this response to comments, we are sending via email to the Insured Investment Office, a copy of this letter and a redline copy of the changed pages for the prospectus for the Allianz Vision Variable Annuity for contracts issued on or after April 29, 2013 and the Allianz Vision Variable Annuity for contracts issued on or before April 26, 2013.
All page numbers in this letter refer to the courtesy copy of the prospectuses sent to you on July 19, 2016.
GENERAL COMMENTS
a)	The staff is of the view that the Registrant should submit a new registration statement for the currently offered contract and riders. Disclosure regarding older versions of contracts and riders that are no longer offered makes reading the prospectus for new purchasers difficult.
b)	Please make conforming changes for the other registration statements contemporaneously filed, where appropriate.
c)	Please update or complete any bracketed items.
d)	Please include Tandy representations in your response letter.
Responses:
a)	The Registrant will submit a new registration statement the next time it adds a new benefit to, or removes a benefit from, these products.
b)	Revised as requested.
c)	Revised as requested.
d)	Acknowledged and included at the end of this response letter.

RATE SHEET PROSPECTUS SUPPLEMENTS
Comments:
a)	Please confirm that historic Rate Sheet Supplements will be included in an Appendix to prospectus or SAI.
b)	Please confirm that supplement will be delivered with the prospectuses.
c)	First paragraph of the supplement, second sentence. Please disclose how owners may obtain another copy of the current Rate Sheet Supplement. Please also consider including a website address for obtaining the current Rate Sheet Supplement and the prospectus.
d)	Paragraph under the rider rate effective date sentence. Please replace the second sentence with the following:
The rates and minimum age requirements reflected in this supplement shall remain in effect and will not be superseded until after [state the end date]. We will publish the rates and minimum age requirements for subsequent periods on our website and on EDGAR at www.sec.gov [add '33 Act file number].
e)	Please explain why the Investment Protector Rider Rate table is included.
Responses:
a)	Confirmed.
b)	Confirmed.
c)	Revised as requested. Please note that we are including with this letter the current rate sheet with these marked changes. However, we will not refile this rate sheet for these changes at this time. Instead, we will make these changes to the next rate sheet that will be effective in October.
d)	Revised as requested. Please note that we are including with this letter the current rate sheet with these marked changes. However, we will not refile this rate sheet for these changes at this time. Instead, we will make these changes to the next rate sheet that will be effective in October.
e)	The Investment Protector Rider Rate table is included in this supplement because Investment Protector is available during the rate effective period of August 2, 2016 to September 5, 2016. Investment Protector will continue to be available for selection until October 14, 2016.
PROSPECTUS FOR REGISTRATION STATEMENT 333-182987
1.	Cover Page (pages 1-3)
Comments:
a)	For each optional benefit, please clearly distinguish and specify the benefits currently available for purchase from those that were previously available for purchase. For example, Income Protector and the Quarterly Value Death Benefit are currently available, but Income Focus and Investment Protector are not. Please make conforming changes throughout prospectus.
b)	The tabular disclosure on page 2 indicates that Income Protector is no longer available after October 3, 2016. However, it is listed as an available optional benefit on page 1. Please explain this inconsistency.
Responses:
a)	Revised as requested. Please note that we changed the order of optional benefits to align with the order they are discussed in the prospectus.
b)	The current version of Income Protector is available for selection. The table on page 2 lists the Appendix that contains the information on the prior versions of Income Protector that are no longer offered.

2.	Glossary (pages 5-9)
Comments:
a)	Since some of the definitions apply to riders that are no longer available, please indicate in each definition to which rider the definition applies. For example, the Earliest Anniversary definition only applies to Investment Protector.
b)	Additional Required Benefit definition. Please clarify which benefits are no longer available, and state that as of October 16, 2016, the only available Additional Required Benefit is Income Protector.
c)	Annual Increase definition. The second sentence specifies what occurs if the benefit is selected at issue. Please also specify what happens if Income Protector is selected after issue.
d)	Income Focus Payment definition. Please provide a brief explanation in plain English of what this is and state where it is discussed.
e)	Target Value definition, second line. Please clarify the meaning of the phrase "and is available" in the context of the definition.
Responses:
a)	Revised as requested.
b)	Revised as requested.
c)	Revised as requested.
d)	Revised as requested.
e)	Revised as requested.
3.	Fee Tables – Contract Annual Expenses (page 11)
Comment:
Please confirm that charges for all versions of optional benefits are reflected here.
Response:
Confirmed.
4.	Fee Tables –Examples (page 13)
Comments:
a)	The third paragraph begins with a statement that all figures reflect the most expensive combination of benefits. Please confirm that this is the most expensive combination that can be currently selected and add clarifying text to the disclosure.
b)	Note for Contracts Issued Before April 27, 2015. If accurate, please include in Appendix J an annuity example (see example 2).
Responses:
a)	Confirmed and revised as requested.
b)	The additional expense examples in Appendix J reflect the most expensive combination of benefits available for contracts issued before April 27, 2015. This combination results in higher charges under the specified circumstances in the first year only, as compared to the current contract offering. Pursuant to Form N-4, Item 3, Instruction 21(i), example 2 is not included because the fees charged upon annuitization for these contracts would be the same as those charged upon surrender. In addition, example 2 in the prospectus reflects the most expensive combination of benefits available for the contracts.
5.	The Variable Annuity Contract – Currently Available Riders, Income Protector (page 14)
Comment:
Please add disclosure indicating the minimum exercise age is stated in the Rate Sheet Supplement attached to the prospectus.
Response:
Revised as requested.
Page 3 of 7f

6.	Owners, Annuitants, and Other Specified Persons (pages 15-19)
Comments:
a)	Covered Persons, page 18, first paragraph. This disclosure is confusing. Please clarify that benefits which are no longer offered only apply to owners who previously purchased the contract. For example, Income Focus is no longer offered.
b)	Assignments, Changes of Ownership and Other Transfers of Contract Rights - Note, second bullet, second sentence for contracts or riders issued in Connecticut. If material, please briefly describe these restrictions here rather than referring to the contract.
Responses:
a)	Revised as requested.
b)	The definition of settlement companies and institutional investors is lengthy and we would prefer not to include it in the prospectus as it only applies to a small percentage of contract owners. However, we will revise the prospectus language to more clearly indicate that it is the definition of settlement companies and institutional investors that is described in the contract.
7.	Purchasing the Contract – Purchase Requirements (page 20)
Comments:
a)	Please revise the disclosure to clarify that Income Focus and Investment Protector are no longer available for purchase. Please also explain why they are discussed in the bullet points. For example, they are associated with existing contracts.
b)	Third bullet, third line down. Please clarify if initial amount is initial purchase payment.
Responses:
a)	Revised as requested regarding availability of benefits. We have included information on Income Focus and Investment Protector because owners of in-force contracts with these benefits can make additional purchase payments, but these purchase payments are subject to the restrictions stated here.
b)	The initial amount is not the initial purchase payment. It is defined in the first sentence of the next paragraph as all purchase payments received before the first quarterly anniversary of the first contract Year. To clarify this, we are moving the definition up to follow the sentence in the prior paragraph where it is first used.
8.	Our General Account (page 38)
Comment:
Please reinstate the deleted language regarding Investment Protector from the third line of the third paragraph.
Response:
Revised as requested.
9.	Rider Charge (page 39)
Comment:
Please identify the Appendices where the charges for discontinued versions of Income Protector and other discontinued riders can be found.
Response:
Revised as requested.
10.	Systematic Withdrawal Program (page 45)
Comment:
Fourth sentence beginning "During withdrawal charge period." Please consider using bold, or italics or moving this sentence to a bullet in the Note below.
Response:
Revised as requested.

11.	Selection of Optional Benefits (pages 51-52)
Comments:
a)	Bonus Option. Please briefly describe how the three-year vesting schedule works.
b)	First paragraph after the Previously Available Rider bullet points. Please clarify if you are reserving the right to stop offering Income Protector after the issue date.
c)	Page 51, last paragraph, last sentence. Please clarify that for contracts with the Quarterly Value Death Benefit, the only available replacement for an Additional Required Benefit is Income Protector.
d)	Replacing Optional Benefits, page 52. Please reinstate the comparison chart because owners may still replace Investment Protector with Income Protector.
Responses:
a)	Revised as requested.
b)	Revised as requested.
c)	Revised as requested.
d)	Revised as requested.
12.	Rate Sheet Supplement (page 60)
Comments:
a)	Please indicate that historical Rate Sheet Supplements may be found in the SAI or an Appendix to the prospectus, as applicable.
b)	Please replace the third sentence with the following:
These values may change from time to time and will be reflected in an amended Rate Sheet Supplement filed on EDGAR at www.sec.gov [add '33 Act file number]. The Rate Sheet Supplement currently in effect can also be found on our website at [include the Allianz web address].
c)	Please revise the fourth sentence to read as follows:
You should not select Income Protector without first obtaining the current Rate Sheet Supplement.
d)	Please add disclosure after the fourth sentence indicating if the rider is selected at issue, the rate sheet applicable to that rider will be attached to the contract. Also indicate how the Rate Sheet Supplement will be delivered for riders selected after issue.
Responses:
a)	Revised as requested.
b)	Revised as requested.
c)	Revised as requested.
d)	We have added disclosure in response to this comment to clarify that the rate sheet supplement will be sent with the contract when Income Protector is selected at issue, or with the rider post issue, as applicable.
13.	Removing Investment Protector from Section 11.b (pages 64-71)
Comment:
Please confirm all information regarding Investment Protector deleted from section 11.b is in an Appendix.
Response:
All information regarding Investment Protect except the subsection titled "Selecting Investment Protector" which no longer applies has been moved to an Appendix.
14.	Appendix A – Annual Operating Expenses for Each Investment Option (pages 80-82)
Comment:
Please confirm that the figures for each investment option annual operating expenses are derived from most recent prospectus.

Response:
Confirmed.
15.	Appendix F – Income Focus – Income Values (page 94)
Comment:
Last sentence above the "Note For Contracts with the Bonus Option", please clarify what other contract charges are not included as a withdrawal.
Response:
Revised as requested.
16.	Appendix G – Investment Protector (pages 101-108)
Comments:
a)	First sentence on availability, please correct the last date of the offering period for accuracy.
b)	The first sentence after the Note is a run on sentence. Please revise the sentence for plain English in regards to the operation of the Target Value and Target Value Date.
c)	Page 103, Initial Target Value Date Resets, last paragraph. Please disclose any time period requirements with respect to changing allocations after a reset.
Responses:
a)	Revised as requested.
b)	Revised as requested.
c)	Revised as requested.
17.	Statement of Additional Information for Registration Statement 333-182987
Comment:
Please provide the disclosure required by Form N-4, Items 18(e), 19(a, b, c); and 20 (b).
Response:
In regards to Item 18(e), administrative services are performed by Allianz Service Center and Tata Consultancy Services (Tata).  In accordance with the instructions to Item 18, no disclosure is given in the SAI for Allianz Services Center, which is a functional area of the depositor, not a separate affiliated person.  The services provided by Tata are discussed in prospectus section 13, Other Information – Administration/Allianz Service Center.  Tata is not affiliated with either the Registrant or depositor. In accordance with Item 18(b), we have added disclosure in the SAI about the contract with Tata and the total dollars paid to Tata for the past three years.
In regards to Item 19(a), the manner in which Registrant's securities are offered to the public is disclosed in prospectus section 13, Other Information – Distribution.  The SAI contains additional information that follows the commissions table under the Distributor heading.  There are no special purchase plans or exchange privileges associated with our public offering.
In regards to Item 19(b), the method used to determine the sales load (i.e. withdrawal charge) is disclosed in prospectus section 7, Expenses – Withdrawal Charge. Differences in the sales load are also disclosed in this section of the prospectus under the heading "Reduction or Elimination of the Withdrawal Charge."
In regards to Item 19(c), the Registrant has no arrangements with any person to permit frequent transfers of contract value among the subaccounts.
In regards to Item 20(b), the statement regarding continuous offering is included in prospectus section 13, Other Information – Distribution.  Also, we have added the following disclosure to the SAI: The offering of Contracts under the prospectus associated with this SAI is continuous.
COMMENTS SPECIFIC TO THE PROSPECTUS IN REGISTRATION STATEMENTS 333-139701 AND 333-171427
18.	Cover Page
Comments:
a)	Please clarify that the only optional benefit still available for selection is Income Protector.

b)	Please disclose where the defined terms relevant to previously available riders may be found (i.e. Appendices or the Glossary).
Responses:
a)	Revised as requested.
b)	Revised as requested.
19.	Glossary – Rate Sheet Supplement (page 11)
Comment:
Please note that historical Rate Sheet Supplements under the Income Protector and Investment Protector should be in an Appendix to the prospectus or the SAI.
Response:
Revised as requested.
20.	Fee Tables –Note for Contracts with the Previously Available Income Focus Rider (page 17)
Comment:
Please confirm that there was only one version of the Income Focus rider previously available.
Response:
Confirmed.
21.	The Variable Annuity Contract – Previously Available Riders,	The No Withdrawal Charge Option (page 19)
Comment:
Please disclose that effective October 17, 2016, the No Withdrawal Charge Option no longer requires an Additional Required Benefit and therefore an owner may choose to either retain or eliminate the previously elected Additional Required Benefit. Please also provide clear disclosure as to the benefits and risks associated with continuing to retain the Additional Required Benefit, as opposed to deleting the benefit.
Response:
Revised as requested.
*****
In connection with this request, Registrant acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-6455.
Sincerely,
Allianz Life Insurance Company of North America

By: /s/ John S. Kreighbaum
            John S. (Scott) Kreighbaum